Exhibit 4.6

UNIVERSAL TECHNICAL INSTITUTE, INC.

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the registered securities of Universal Technical Institute, Inc. is intended as a summary only and therefore is not a complete description. It is subject to and qualified in its entirety by reference to our Fifth Amended and Restated Certificate of Incorporation (our “Restated Certificate of Incorporation”), Fourth Amended and Restated Bylaws (our “Bylaws”), Certificate of Designations of Series A Convertible Preferred Stock (the “Series A Certificate of Designations”), and Certificate of Designation, Preferences and Rights of Series E Junior Participating Preferred Stock (the “Series E Certificate of Designations”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part. We encourage you to read our Restated Certificate of Incorporation, Bylaws, Series A Certificate of Designations, Series E Certificate of Designations and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), for additional information. As used in this Exhibit 4.6, the terms “Company,” “we,” “our,” and “us” refer to Universal Technical Institute, Inc.
General
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which (i) 700,000 are designated as Series A Preferred Stock (the “Series A Shares”) and (ii) 100,000 are designated as Series E Junior Participating Preferred Stock (the “Series E Shares”). Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither the Series A Shares nor the Series E Shares are registered under the Exchange Act.
As of November 28, 2023, there were 34,074,579 shares of our common stock, 675,885 Series A Shares and no Series E Shares outstanding.
Common Stock
Voting Rights
Each share of common stock entitles its holder to one vote. Shares of common stock vote as a single class on all matters on which stockholders are entitled to vote, except as otherwise provided in our Restated Certificate of Incorporation or as required by law. Generally, all matters to be voted on by stockholders, other than the election of directors, must be approved by a majority of the shares of our issued and outstanding capital stock on an as-converted basis present in person or represented by proxy and entitled to vote on the subject matter, voting as a single class. Subject to the rights of the holders of any series of preferred stock to elect directors under certain circumstances, directors shall be elected if the votes cast for a nominee exceed the votes cast against such nominee, provided, however, that in a Contested Election (as defined in the Bylaws), directors shall be elected by a plurality of the voting power present in person or represented by proxy and entitled to vote generally in the election of directors.
Dividends
Each share of common stock entitles its holder to receive dividends and other distributions in cash, stock or property when, as and if declared by our board of directors (our “Board”), subject to any preferential rights of any outstanding shares of preferred stock and other provisions in our Restated Certificate of Incorporation.

Other Rights
Upon liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to creditors and holders of preferred stock, if any, all holders of common stock are entitled to receive a pro rata amount of any distribution of the remaining assets.
No shares of common stock are subject to redemption or conversion or have preemptive rights to purchase additional shares of our common stock or other. There are no sinking fund provisions applicable to our common stock.
Preferred Stock
Our Board has the authority, without any action on the part of our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, powers, preferences and privileges of each series and any qualifications, limitations or restrictions thereof, which may be greater or less than the rights applicable to our common stock.
Undesignated Preferred Stock
It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our Board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things:
•restricting dividends on common stock;
•diluting the voting power of common stock;
•impairing the liquidation rights of common stock; or
•delaying or preventing our change of control without further action by our stockholders.

Our Board is authorized to determine the terms with respect to the series of preferred stock being offered, which may include (without limitation) the following:

•whether dividends on that series of preferred stock will be cumulative or noncumulative;
•the dividend rate or method for determining the rate;
•the liquidation preference per share of that series of preferred stock, if any;
•the conversion provisions applicable to that series of preferred stock, if any;
•any redemption or sinking fund provisions applicable to that series of preferred stock;
•the voting rights of that series of preferred stock, if any; or
•the terms of any other powers, preferences or rights, if any, and the qualifications, limitations or restrictions thereof, applicable to that series of preferred stock.
Series A Preferred Stock
On June 24, 2016, we issued and sold 700,000 Series A Shares to Coliseum Holdings I, LLC (“Coliseum”) for a total purchase price of $70,000,000 pursuant to a Securities Purchase Agreement (the “Purchase Agreement”). In connection with the Purchase Agreement, we filed with the office of the Secretary of State of the State of Delaware the Series A Certificate of Designations, which sets forth the rights and preferences of the Series A Shares. The description below provides a summary of certain material terms of the Series A Shares as set forth in the Series A Certificate of Designations.
Rank
The Series A Shares, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank senior to our common stock and each other junior class or series of shares that we may issue in the future. The Series A Shares also rank junior to any future indebtedness.

Dividends
We may pay a noncumulative cash dividend on each Series A Share at a rate of 7.5% per year on the Liquidation Preference (as defined in the Series A Certificate of Designations) then in effect (“Cash Dividend”). The Cash Dividend is payable before any dividends would be declared or paid to common stockholders or other junior stockholders. If we do not declare and pay a Cash Dividend, the Liquidation Preference on the Series A Shares is increased to an amount equal to the Liquidation Preference in effect at the start of the applicable dividend period, plus an amount equal to such then applicable Liquidation Preference multiplied by the total of the Cash Dividend rate then in effect plus 2.0% per year (an “Accrued Dividend”). If and to the extent declared, Cash Dividends are payable semi-annually in arrears on September 30 and March 31 of each year, and will begin to accrue on the first day of the applicable dividend period.
The Series A Shares have participation rights such that, in the event that we pay a dividend or make a distribution on our outstanding common stock, we are required to also pay to each holder of the Series A Shares a dividend on an as-converted to common stock basis.
If we are required or elect to obtain Regulatory Approval (as defined below) and such approval is not obtained within the time periods set forth in the Series A Certificate of Designations, the dividend rates with respect to the Cash Dividend and the Accrued Dividend will be increased by 5.0% per year, not to exceed a maximum of 14.5% per year. In the event that we ultimately obtain Regulatory Approval after expiration of the time periods set forth in the Series A Certificate of Designations, the increased dividend rates with respect to the Cash Dividend and Accrued Dividend would be reversed.
Liquidation Preference
In the event of voluntary or involuntary liquidation, dissolution or winding up of our company, holders of the Series A Shares are entitled to receive, before any distribution or payment to the holders of any common or junior stock, an amount per Series A Share equal to the Liquidation Preference then in effect, which would include any Accrued Dividends. Alternatively, the holder may choose to receive the amount that would be payable per share of common stock issued upon conversion of the Series A Shares immediately prior to such liquidation event. The initial Liquidation Preference under the Series A Certificate of Designations was $100 per share, the original issue price of the Series A Shares.
Mergers (regardless of whether we remain the surviving entity), a sale of substantially all of our assets or any other recapitalization, reclassification or other transaction in which substantially all of our common stock is exchanged or converted into cash or other property are considered “Deemed Liquidation Events.” The Series A Certificate of Designations provides that, in the case of a Deemed Liquidation Event, each holder of Series A Shares shall be entitled to receive the liquidation amount they would receive under a normal liquidation event; however, such liquidation amount must be in the same form of consideration as is payable to the holders of our common stock.
Voting
Holders of Series A Shares are entitled to vote with the holders of shares of our common stock on an as-converted basis, subject to the Continuing Caps, as discussed and defined below.
A majority of the voting power of the Series A Shares must approve certain significant actions, including, without limitation, (i) the amendment to any provision of our Restated Certificate of Incorporation or Bylaws in a manner adverse to the rights, preferences, privileges or voting powers of the Series A Shares; (ii) the increase of the number of members of our Board above twelve members; (iii) the issuance of certain equity securities; (iv) the repurchase, redemption or acquisition of our common stock; (v) the incurrence of debt other than in a form required by a regulatory agency; (vi) the consummation of certain acquisitions, mergers or other such transactions; and (vii) the sale or license of material assets. The Series A Certificate of Designations defines “Regulatory Approval” as (i) the approvals by the holders of common stock that are required under the listing standards of the New York Stock Exchange (the “NYSE”), including NYSE Listed Company Manual Section 312.03 (“NYSE Rule 312”), and (ii) the approval of any person, entity, or organization that engages in granting or withholding educational approvals for, administers financial assistance to or for students of, or otherwise regulates private postsecondary schools, including without limitation the Department of Education, any state education department or agency, any guaranty agency, and any institutional accreditation agency, in each case, as applicable, to remove the Conversion Cap and Investor Voting Cap (each as defined in the Series A Certificate of Designations) (collectively, the “Regulatory Approval”).
The Conversion Cap and Investor Voting Cap generally prohibit: (i) the conversion of the Series A Shares into common stock; and (ii) the voting of common stock issuable upon conversion of the Series A Shares, to the extent that such conversion results in the issuance of a number of shares of common stock exceeding 4.99% of our outstanding shares of common stock as of June 24, 2016 or that has voting power that exceeds 4.99% of the voting power of our outstanding shares of common stock as of June 24, 2016.
The Series A Certificate of Designations provides that the Conversion Cap and Investor Voting Cap may only be removed upon our receipt of: (i) certain stockholder approvals required by NYSE Rule 312; and (ii) either (A) Education Regulatory Approval (as defined in the Series A Certificate of Designations), or (B) a good faith determination by our Board that Education Regulatory Approval is not required. Our stockholders approved a proposal at the annual meeting of stockholders on February 27, 2020, in accordance with the listing standards of the NYSE in accordance with the requirements of NYSE Rule 312.
In August 2020, Coliseum notified us that it intended to distribute all 700,000 Series A Shares to its members, and that certain of its members would subsequently distribute their Series A Shares to (i) limited partners affiliated with Coliseum and certain other entities for whom Coliseum Capital Management, LLC (an affiliate of Coliseum) holds voting and dispositive power with respect to the Series A Shares (the “Affiliated Holders”), which Affiliated Holders, following such distribution, will own Series A Shares that would represent, on an as-converted basis, approximately 24.9% of our outstanding shares of common stock and voting power, and (ii) limited partners unaffiliated with the Purchaser (the “Unaffiliated Holders”), which Unaffiliated Holders, following such distribution, will each own Series A Shares that would represent, on an as-converted basis, 9.9% or less of our outstanding shares of common stock and voting power (collectively, the “Distributions”).
In connection with the Distributions, our Board, based on advice of legal counsel, determined that: (i) no Education Regulatory Approval is required for the Unaffiliated Holders to remove the Conversion Cap and Investor Voting Cap with respect to the Series A Shares acquired in the Distributions; and (ii) as to the Series A Shares held by the Affiliated Holders, no Education Regulatory Approval is required prior to the Affiliated Holders (A) converting a number of Series A Shares into common stock provided that the number of shares of common stock issued pursuant to such conversion, in the aggregate, is less than or equal to 9.9% of the number of shares of common stock outstanding on an as-converted basis as of the date of the Distributions, and (B) voting a number of Series A Shares, provided that the voting power of such Series A Shares and any shares of common stock issued upon conversion of such Series A Shares is less than or equal to 9.9% of the voting power of the common stock outstanding as of the date of the Distributions (the foregoing limitations, the “Continuing Caps”).
The removal of the Conversion Cap and Investor Voting Cap became effective as of the date of the Distributions, subject to the Continuing Caps remaining in place with respect to the Series A Shares distributed to the Affiliated Holders in connection with the Distributions. Education Regulatory Approval is still required for, and the Continuing Caps remain in place with respect to, the Series A Shares acquired by the Affiliated Holders in the Distributions to the extent such shares, on an as-converted basis, represent greater than 9.9% of our common stock and voting power as of the date of the Distributions. The Affiliated Holders may, at any time, request that we seek Education Regulatory Approval or make a good faith determination that such approval is not required.
Optional Conversion by Coliseum
The Series A Shares are convertible into common stock at the Conversion Rate (as defined the Series A Certificate of Designations) at any time at the option of the holder. Following the Distributions, the Conversion Cap currently only applies to the Affiliated Holders.

Optional Conversion by Our Company
If at any time after June 24, 2019, the volume weighted average price of our common stock equals or exceeds 2.5 times the Conversion Price (as defined in the Series A Certificate of Designations) of the Series A Shares for a period of 20 consecutive trading days (the “Conversion Trigger”), we may, at our option and subject to obtaining any required Regulatory Approval, require that any or all of the then outstanding Series A Shares be automatically converted into our common stock at the Conversion Rate. We may not elect to effectuate a conversion during certain time periods, including the closed trading window periods in which any director or executive officer of the Company is prohibited by us to directly or indirectly purchase, sell or otherwise acquire or transfer any of our equity securities. If we are unable to obtain the necessary Regulatory Approval to remove the Conversion Cap within 120 days of giving our notice of intent to convert, we would have the option to redeem all Series A Shares at a premium, and during the time periods, in each case as set forth in the Series A Certificate of Designations.
Conversion Rate and Conversion Price
The Conversion Rate for the Series A Shares will be calculated by dividing the current Liquidation Preference by the Conversion Price then in effect. The initial Conversion Price for the Series A Shares was $3.33 per share. The Conversion Price is subject to adjustment upon the occurrence of certain common stock events, as defined in the Purchase Agreement, including stock splits, reverse stock splits or the issuance of common stock dividends.
Optional Special Dividend and Conversion on Certain Changes of Control
Upon a Change of Control (as defined in the Series A Certificate of Designations), at the written election by the holders of a majority of the then outstanding Series A Shares, we shall declare and pay a special cash dividend in the amount equal to either 1.5 or 2.0 times the Cash Dividend rate, depending on the type of Change of Control, multiplied by the Liquidation Preference per share then in effect.
Redemption at the Option of Our Company
We have the ability to redeem the Series A Shares at any time after June 24, 2019, provided that the Conversion Trigger has not been met on the date of our redemption notice. After receiving our redemption notice, the holders of the Series A Shares will be able to convert their shares into common stock if neither the Conversion Cap nor the Investor Voting Cap is in effect. If the holders of the Series A Shares do not provide notice of conversion within 10 days of receipt of our redemption notice, the redemption will proceed at a price per share equal to the product of the then current Conversion Rate and 2.5 times the Conversion Price. If either the Investor Voting Cap or the Conversion Cap is in effect at the date of our redemption notice, the holders of a majority of the then outstanding Series A Shares may request that we obtain the necessary Regulatory Approval for its removal. If the necessary Regulatory Approval is not obtained within 120 days of such request, we have the ability to effectuate the redemption at a price per share equal to the product of the then current Conversion Rate and the greater of 2.5 times the Conversion Price and the 20-day volume weighted average price of our common stock measured at the close of business on the business day immediately preceding the date of redemption.
After June 24, 2026, we will have the ability to redeem the Series A Shares in whole or in part at any time. After receiving our redemption notice, the holders of the Series A Shares will then be able to convert their shares into common stock if neither the Investor Voting Cap nor the Conversion Cap is in effect. If the holders of the Series A Shares do not provide notice of conversion within 10 days of receipt of our redemption notice, the redemption will proceed at a price per share equal to the Liquidation Preference then in effect. If either the Investor Voting Cap or the Conversion Cap is in effect at the date of our redemption notice, the holders of a majority of the then outstanding Series A Shares may request that we obtain the necessary Regulatory Approval for its removal.
If the Regulatory Approval is not obtained within 120 days of such request, we have the ability to effectuate the redemption at a price per share equal to the greater of the Liquidation Preference then in effect per share and the product of the then current Conversion Rate and the closing price of our common stock on the date immediately preceding the date of such redemption. If at any time prior to our redemption, the necessary Regulatory Approval is obtained, the holders of the Series A Shares have the option to convert such shares into our common stock.

Anti-Dilution
The Conversion Price of the Series A Shares is subject to certain customary anti-dilution protections should we effect certain common stock events, such as stock splits, stock dividends or subdivisions, reclassifications or combinations of our common stock. In such events, the Conversion Price will be adjusted in a proportionate manner to the change in outstanding shares of common stock immediately preceding and immediately after the event.
Reservation of Shares Issuable upon Conversion
We are required, at all times, to reserve and keep available out of our authorized and unissued shares of common stock the number of shares that would be issuable upon conversion of all Series A Shares, assuming that the Conversion Cap does not apply. If this reserve is not sufficient at any point to allow for full conversion, we are required to take action to increase our pool of authorized but unissued shares.
Pursuant to the Series A Certificate of Designations, for so long as Coliseum, its affiliates or any of its or its affiliates’ transferees approved by us beneficially own at least a majority of the then outstanding Series A Shares, the holders of Series A Shares, by the vote or written consent of the holders of a majority of the then outstanding Series A Shares, shall have the right to designate one member to our Board who, subject to applicable law and regulations (including NYSE listing standards), may be appointed to a minimum of two committees of our Board.
Series E Preferred Stock
On June 29, 2016, our Board declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of our common stock. The dividend was payable to holders of record as of the close of business on July 11, 2016. The specific terms of the Rights are contained in the Rights Agreement, dated as of June 29, 2016 (as amended, the “Rights Agreement”), by and between the Company and Computershare Inc., as rights agent. Our Board authorized the adoption of the Rights Agreement to protect against any potential future use of coercive or abusive takeover techniques and to help ensure that our stockholders are not deprived of the opportunity to realize the full and fair value of their investment. In general terms, and subject to certain exceptions, the Rights Agreement restricted any person or group from acquiring beneficial ownership of 15% or more of our outstanding common stock, or, in the case of any person or group that owns 15% or more of our outstanding common stock on the date of announcement of our entry into the Rights Agreement, an additional 0.25% of the shares of common stock. The Rights Agreement expired on February 21, 2017, pursuant to the terms of that certain Amendment to Rights Agreement dated February 21, 2017, by and between the Company and Computershare Inc., as rights agent.
In connection with our entry into the Rights Agreement, we filed the Series E Certificate of Designations with the office of the Secretary of State of the State of Delaware, which sets forth the rights and preferences of the Series E Shares. The Series E Certificate of Designations initially designated 100,000 Series E Shares. Our Board may authorize and issue additional Series E Shares, from time to time, without obtaining consent of the holders of Series E Shares. The description below provides a summary of certain material terms of the Series E Shares set forth in the Series E Certificate of Designations.
Rank
The Series E Shares, with respect to dividend rights and rights upon liquidation, winding up or dissolution, ranks senior to our common stock, subject to the prior and superior rights of any series of preferred stock. The Series E Shares rank junior to all other series of preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.
Dividends
We may pay quarterly dividends payable in cash on the last day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a Series E Share, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment as provided in the Series E Certificate of Designations, one thousand (1,000) times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise), declared on the common stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a Series E Share. The Series E Certificate of Designations provides that, at any time after June 29, 2016 (the “Rights Dividend Declaration Date”), in the event we (i) declare any dividend on our common stock payable in shares of common stock, (ii) subdivide the outstanding common stock, or (iii) combine the outstanding common stock into a smaller number of shares, then in each such case the amount to which holders of Series E Shares were entitled immediately prior to such event under clause (ii) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock that were outstanding immediately prior to such event. As long as dividends or distributions payable to the Series E Shares are in arrears, we are restricted from declaring or paying dividends on, making any other distributions on, or redeeming or purchasing or otherwise acquiring for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series E Shares.
Voting
The Series E Shares are not redeemable. Each Series E Share shall entitle the holder to 1,000 votes on all matters submitted to a vote of our stockholders. Except as otherwise provided in the Series E Certificate of Designations or by law, the holders of Series E Shares and the holders of shares of common stock are entitled to vote together as one class on all matters submitted to a vote of our stockholders.
Anti-Takeover Effects of our Restated Certificate of Incorporation, Bylaws, Series A Certificate of Designations, Series E Certificate of Designations and the DGCL
Some provisions of the DGCL, our Restated Certificate of Incorporation, Bylaws, Series A Certificate of Designations and Series E Certificate of Designations could make the following more difficult:

•acquisition of us by means of a tender offer or merger;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.
Classified Board
Our Restated Certificate of Incorporation provides that our Board will be divided into three classes. The term of each class of directors expires at the end of the third annual meeting of stockholders following the annual meeting at which such director was elected. This system of electing and removing directors may initially discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.
Size of Board and Vacancies
Our Bylaws provide that the number of directors on our Board will be fixed or changed by resolution of a majority of our Board; provided, that our Board may not be increased above twelve (12) members without the approval of a majority of the then outstanding Series A Shares. Except as otherwise provided by a certificate of designations, newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board resulting from death, resignation, removal from office or other cause will be filled solely by the majority vote of our remaining directors in office.

No Stockholder Action by Written Consent
Our Restated Certificate of Incorporation provides that subject to the rights of holders of preferred stock to act by written consent, any stockholder action may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents by stockholders in lieu of such a meeting.
Amendment of Our Restated Certificate of Incorporation
Our Restated Certificate of Incorporation provides except as otherwise required by law notwithstanding any other provision in the Restated Certificate of Incorporation, the affirmative vote of the holders of at least 66-2/3% of the total voting power of all outstanding shares of capital stock entitled to vote thereon, voting together as a single class, is required to amend, alter, change or repeal, or adopt any provision inconsistent with, Article V, Article VI, Article VII, Article VIII and Article X.
Stockholder Meetings
Our Restated Certificate of Incorporation and Bylaws provide that except as otherwise required by law and subject to the rights of holders of preferred stock, if any, a special meeting of our stockholders may be called only by the chairman of our Board, our Board pursuant to a resolution adopted by a majority of the total number of directors, whether or not there exist any vacancies or unfilled seats in previously authorized directorships, or a committee that is duly designated by our Board and shall be called by our Secretary by written request.
No business other than that stated in the notice of a special meeting of stockholders may be transacted at such special meeting.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of our Board.
In general, and subject to the universal proxy rules, for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give notice in writing to our Secretary 90 to 120 days before the first anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, or if the date of the annual meeting is more than 30 days before or after the anniversary, such notice must be delivered, by the later of the 10th day after the annual meeting is announced or 90 days prior to the date of such meeting, and the business must be a proper matter for stockholder action. Among other things the stockholder’s notice must include for each proposed nominee and business, as applicable, (i) all required information under the Exchange Act, (ii) the proposed nominee’s written consent to serve as a director if elected, (iii) a brief description of the proposed business, (iv) the reasons for conducting the business at the meeting, (v) the stockholder’s material interest in the business, (vi) the stockholder’s name and address and (vii) the class and number of our shares which the stockholder owns.
In general, only such business may be conducted at a special meeting of stockholders as brought before the meeting pursuant to our notice of meeting. At a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting, a stockholder who is a stockholder of record at the time of giving notice and on the record date for the meeting, who is entitled to vote at the meeting and who complies with the notice procedures, may nominate proposed nominees. In the event we call a special meeting of stockholders to elect one or more directors, a stockholder may nominate a person or persons if the stockholder’s notice is delivered to our Secretary not earlier than 120 days before the meeting nor later than the later of 90 days prior to the meeting and the 10th day after the meeting is announced.
Only such persons who are nominated in accordance with the procedures set forth in our Bylaws may be eligible to serve as directors and only such business may be conducted at a meeting of stockholders as brought before the meeting in accordance with the procedures set forth in our Bylaws. Except as otherwise required by our governing documents, the chairman of the meeting has the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in our Bylaws and, if any proposed nomination or business is not in compliance with our Bylaws, to declare that such defective proposal or nomination shall be disregarded.
Delaware Anti-Takeover Law
Our Restated Certificate of Incorporation subjects us to Section 203 of the DGCL.
In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging attempts that might result in a premium over the market price for the shares of our capital stock.
No Cumulative Voting
Our Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in director elections.
Issuance of Series E Preferred Stock
Our Board may issue Series E Shares to protect against any potential future use of coercive or abusive takeover techniques. The Series E Shares, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank senior to our common stock, subject to the prior and superior rights of any series of preferred stock. Each Series E Share shall entitle the holder to 1,000 votes on all matters submitted to a vote of our stockholders. Except as otherwise provided in the Series E Certificate of Designations or by law, the holders of Series E Shares and the holders of shares of common stock are entitled to vote together as one class on all matters submitted to a vote of our stockholders. Our ability to issue Series E Shares may discourage hostile takeovers.